Exhibit 99.1

MEDIA RELEASE

CENTOGENE Enrolls First Patient in Frontotemporal Dementia (FTD) Clinical Study

•	FTD is a rapidly progressing neurodegenerative disease; up to 30% of all cases worldwide caused by genetic mutations, including the progranulin gene mutation (FTD-GRN)

•	Study will enroll and genetically test over 3,000 FTD patients at multiple sites in seven countries

•	There are currently no FDA-approved treatments for FTD

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, October 28, 2021 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, announced today that the first patient has been enrolled in the international EFRONT Study, an observational study to understand the prevalence of genetic mutations in patients with frontotemporal dementia (FTD).

Leveraging CENTOGENE’s rare disease-centric Bio/Databank and extensive network of 20,000 physicians, the study aims to enroll and complete data-rich genetic testing for more than 3,000 FTD patients at participating centers in Belgium, Germany, Greece, Italy, Portugal, Spain, and Turkey.

"This clinical study is a landmark for FTD research,” said Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE. “We will significantly accelerate the understanding of FTD and drive further development of treatments. Throughout the study, we will continue working together with patients, healthcare professionals, and clinical sites to provide both initial diagnostic answers, as well as drive long-term progress for understanding this disease.”

The observational EFRONT Study is being conducted with support from Alector, Inc. Patients displaying the progranulin gene mutation (FTD-GRN) will have the option to enroll in Alector’s Phase 3 INFRONT-3 clinical trial of AL001, an investigational therapeutic candidate designed to increase progranulin levels for the treatment of frontotemporal dementia and other neurodegenerative diseases.

This announcement represents another significant milestone in CENTOGENE’s mission to enable the cure of 100 rare diseases within the next 10 years. To learn more, visit: https://www.centogene.com/virtual-investor-event

About Frontotemporal Dementia

Frontotemporal Dementia (FTD) is a rapidly progressing and severe form of dementia found most frequently in patients under the age of 65 at the time of diagnosis. It affects approximately 110,000 patients in the European Union and more than 50,000 in the United States. Patients with a mutation in the progranulin gene represent 5% to 10% of FTD patients, with many others having a genetic cause of this disease. There are currently no approved treatment options available for FTD patients.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Ben.Legg@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

FTI Consulting
Robert Stanislaro
robert.stanislaro@fticonsulting.com

Rachel Kleiman
rachel.kleiman@fticonsulting.com